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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           __________________________

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             MERCATOR SOFTWARE, INC.
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             (Exact name of registrant as specified in its charter)

                  Delaware                                     06-1132156
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   (State of incorporation or organization)                (I.R.S. Employer
                                                           Identification No.)

     45 Danbury Road, Wilton, Connecticut                     06897
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(Address of principal executive offices)                   (Zip Code)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [_]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form
relates:                                                         Not Applicable
                                                                 --------------
                                                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                    Name of Each Exchange on Which
       to be so Registered                    Each Class is to be Registered
       -------------------                    ------------------------------

               None                                         None
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Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  Description of Registrant's Securities to be Registered.

         This Form 8-A/A amends the Form 8-A filed by TSI International Software LTD., now known as Mercator Software, Inc. ("Company"), with the Securities and Exchange Commission on September 4, 1998 relating to the Rights Agreement ("Rights Agreement"), dated as of September 2, 1998, between the Company and The Bank of New York as the Rights Agent. The Company's Board of Directors ("Board") has approved the Amendment to Rights Agreement ("Amendment"), and the Company and the Rights Agent executed the Amendment, dated as of January 8, 2003.

         On August 27, 1998, the Board declared a dividend, payable to stockholders of record on September 7, 1998 ("Record Date"), of one preferred share purchase right ("Right") for each outstanding share of common stock, par value $0.01 per share ("Common Shares"), of the Company. In addition, the Rights Agreement also provided for the issuance of one Right with each Common Share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the Rights Agreement) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of the Company, which options or securities were outstanding prior to the Distribution Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share ("Preferred Shares"), of the Company at a price ("Purchase Price") of $140.00 per one one-hundredth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement.

         The Amendment (i) reduces the Purchase Price from $140.00 to $20.00 and
(ii) permits the Board, after any person or group ("Acquiring Person") acquires 15% of the outstanding Common Shares of the Company, to direct the exchange of outstanding Rights issued under the Rights Agreement (other than those held by the Acquiring Person) for one Common Share, notwithstanding the acquisition of beneficial ownership of a majority of the outstanding Common Shares by the Acquiring Person.

         With respect to the first item of the Amendment, the Rights Agreement structures the Rights as warrants to purchase Preferred Shares. Each warrant expires in September 2008. The Purchase Price should reflect a reasonable expectation of the upper range of value for the Common Shares through the life of the warrant. Over time, the Purchase Price has become greatly disproportionate to the market price of the Common Shares. The Amendment reduces the Purchase Price to $20.00 from $140.00, subject to adjustment. The reduced Purchase Price better reflects the current value of and expectations for the Company than the initial Purchase Price.

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         With respect to the second item of the Amendment, the Rights Agreement gives the Board the authority to, any time after a person or group becomes an Acquiring Person, direct the exchange of all or part of the outstanding exercisable Rights for Common Shares at an exchange ratio of one Common Share per Right (adjusted appropriately to reflect any stock split, stock dividend or similar transaction). The Board may not do so, however, if any person or group acquires a majority of the outstanding Common Shares. The Amendment permits the Board, in its discretion, to exchange the Rights for Common Shares even if the Acquiring Person obtains a majority of the outstanding Common Shares.

         The following is a summary of the Rights Agreement, as amended. The summary, and any description of the Rights Agreement and the Amendment, contained in this registration statement are qualified in their entirety by the Rights Agreement and the Amendment referenced as exhibits to this registration statement.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. The Rights are not exercisable until the Distribution Date and will expire on September 2, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to record holders of Common Shares as of the Distribution Date.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of one hundred times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to a $1.00 preference, and thereafter the holders of the Preferred Shares will be entitled to an aggregate payment of one hundred times the aggregate payment made per Common Share. Each Preferred Share will have one hundred votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive one hundred times the amount received per Common Share.

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         In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right on the terms and conditions set forth in the Rights Agreement. If the Company does not have authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common Shares, the Company is obligated to deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Shares issuable upon exercise of a Right. In the event that any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combination transactions with an Acquiring Person or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

         At any time after any person becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to such time as a person or group becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by a resolution of the Board without the consent of the holders of the Rights, except that from and after such time as a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

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         As of January 10, 2003 there were approximately 34,528,560 of the
Company's Common Shares outstanding. As long as the Rights are attached to the Common Shares, one additional Right shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future, including but not limited to Common Shares issuable upon exercise of options granted by the Company. Five hundred thousand Preferred Shares are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

ITEM 2.       EXHIBITS.

Exhibit No.   Exhibit Description

3.1. Amended and Restated Certificate of Incorporation of the Company (included as Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed on November 14, 2000).

3.2           Amended and Restated Bylaws of the Company (included as Exhibit
              3.1 to the Form 8-K Current Report filed on September 4, 1998).

4.1 Rights Agreement, dated as of September 2, 1998, between TSI International Software LTD., now known as Mercator Software, Inc., and The Bank of New York, as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares (included as Exhibit 4.1 to the Form 8-A Registration Statement filed on September 4, 1998).

4.2 Amendment to Rights Agreement, dated as of January 8, 2003, between Mercator Software, Inc. and The Bank of New York, as Rights Agent.

4.3 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of Registrant (included as
              Exhibit 3.2 to the Form 8-A Registration Statement filed on September 4, 1998).

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 13, 2003                  MERCATOR SOFTWARE, INC.


                                         By: /s/ Roy C. King
                                             --------------------------------

                                         Name:  Roy C. King
                                         Title: Chairman of the Board, Chief
                                                Executive Officer and President

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